UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-38781

HEXO Corp.
(Translation of registrant's name into English)

490 Boulevard St-Joseph, Suite 204 Gatineau, Quebec, Canada J8Y 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed interim consolidated financial statements for the three and nine months ended April 30, 2019 and 2018

99.2	Management's Discussion and Analysis for the three and nine months ended April 30, 2019

99.3	News Release dated June 12, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO CORP.
(Registrant)

Date: June 12, 2019	By:	/s/ Ed Chaplin

Ed Chaplin
	Title:	Chief Financial Officer